December 12, 2011

Ms. Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:       Leviathan Minerals Group Incorporated
Form 8-K
Filed August 26, 2011
File No. 0-53926

Dear Ms. Parker:

This letter is in response to Comment No. 17 contained in the letter from the staff at the Securities and Exchange Commission (the "SEC") to Leviathan Minerals Group Incorporated (the “Company”), dated September 26, 2011 (the “Comment Letter”), as set forth below, concerning the exhibits filed with the Form 8-K filed by the Company with the SEC on August 26, 2011 (the "Original Filing").

17.           We note that the agreements that you have filed as exhibits are unsigned. Please re-file such agreements with conformed signatures, to indicate that the agreements as filed represent the executed versions. In addition, when you re-file the Securities Purchase Agreement filed as Exhibit 10.3, please include a complete version of Schedule A, the schedule of investors. Currently, the schedule of investors, along with their respective investment amounts, is blank.

We have filed an amendment (the “Amendment”) to the Company’s Form 8-K, concurrent with this letter, solely for the purpose of re-filing the agreements filed as exhibits to the Original Filing.  The re-filed agreements have conformed signatures.  Further, we have included Schedule A to the Securities Purchase Agreement.

The Company intends to file a response to the remaining comments set forth in the Comment Letter on or prior to December 16, 2011.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to me at (212) 879-9321.

Sincerely,

/s/ Peter DiChiara

Richardson & Patel LLP